Filed Under Rule 433
Dated October 25, 2007
File No. 333-130929
Final Term Sheet

Issuer:	Washington Mutual, Inc. (Ticker: WM)

Security:	Subordinated notes

Maturity:	November 1, 2017

Aggregate Principal Amount:	$500,000,000

Interest Rate:	7.250% per annum

Interest Payment Dates:	On each May 1 and November 1, commencing on May 1, 2008

Trade Date:	10/25/2007

Settlement date:	T+5 (November 1, 2007)

Public Offering Price:	99.377% plus accrued interest, if any, from November 1, 2007 if settlement occurs after that date.

Benchmark Treasury:	4.750% due August 15, 2017

Treasury Yield:	4.339%

Spread to Benchmark Treasury:	3.00%

Re-offer Yield:	7.339%

Joint Book-Runners:	Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated

Co-Managers:	Keefe, Bruyette & Woods, Inc., Cabrera Capital Markets, LLC, Williams Capital Management, LP

CUSIP:	939322 AY9

Listing:	None

Ranking:	The notes will be subordinate and junior in right of payment to the prior payment in full of all of our senior debt. At June 30, 2007, we had issued and outstanding an aggregate principal amount of $5.9 billion in senior debt and $2.4 billion in subordinated debt (not including debt issued by our subsidiaries). The notes will rank on a parity with all other subordinated debt other than the junior subordinated notes described below. The notes will be senior to the junior subordinated notes and to our common stock and preferred stock, and will be senior to any other class of capital stock which may be authorized and issued.
This communication is intended for the sole use of the person to whom it is provided by us.
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-227-2275 (Ext. 2663) (Barclays Capital Inc.), 1-800-221-1037 (Credit Suisse Securities (USA) LLC), 1-888 603 5847 (Lehman Brothers Inc.) or 1-866-718-1649 (Morgan Stanley & Co. Incorporated).